Jonathan Friedman Associate Direct Voice Direct Fax E-Mail	818.444.4514 818.444.6314 jfriedman@stubbsalderton.com

August 31, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Attention:  John Reynolds, Assistant Director

Re:	CNS Response, Inc.
Amendment to Form S-1
Filed July 6, 2010
File No. 333-164613

Dear Mr. Reynolds:

On behalf of CNS Response, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated July 29, 2010 (the “Comment Letter”).  The factual information provided herein relating to the Company has been provided to us by the Company.  Paragraph numbering used for the response set forth below corresponds to the numbering used in the Comment Letter.

Fee Table

1.
We note your revised fee table, which appears to reflect part of the total amount of shares covered by this registration statement.  Please revise the table to present the information for the total number of securities.  A footnote can provide additional information with respect to the additional shares.  In this regard, we note that the total number of securities referenced in footnote three to the table, approximately 47 million, does not agree to the amount on the cover page, 65,879,838.  Please revise or advise.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.biztechlaw.com

Securities and Exchange Commission August 31, 2010 Page 2

In the original filing of its Registration Statement on Form S-1 on February 1, 2010, the Company registered for resale 44,595,438 shares of common stock and 20,722,098 shares of common stock issuable upon exercise of warrants. Amendment No. 1 to Form S-1 Registration Statement filed with the SEC on July 2, 2010 increased the number of shares of common stock being registered for resale by 2,875,385 shares (for a total of 47,470,823 shares of common stock) and reduced the number of shares of common stock issuable upon exercise of warrants being registered for resale by 2,313,083 (for a total of 18,409,015 shares of common stock issuable upon exercise of warrants).  Consequently, a total of 65,879,838 shares are being registered for resale on the Registration Statement on Form S-1, as amended.

The following is a revised fee table that illustrates the filing fee calculation in Amendment No. 1:

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common stock, par value $0.001 per share	44,595,438	$0.52(2)	$23,189,627.76 (2)	$1,653.42
Common Stock, par value $0.001 per share issuable upon exercise of warrants	20,722,098 (5)	$0.52(2)	$10,775,490.96 (2)	$768.29
Common stock, par value $0.001 per share	2,875,385	$0.95(3)	$2,731,615.75(3)	$194.76
TOTAL	65,879,838		$2,731,615.75	$2,616.47 (4)

(1)           In the event of a stock split, stock dividend, or other similar transaction involving the Registrant’s common stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

(2)           Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-the-Counter Bulletin Board on January 27, 2010.

(3)           Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-the-Counter Bulletin Board on July 1, 2010.

(4)           CNS Response, Inc. paid an aggregate filing fee in the amount of $2,421.71 with respect to 44,595,438 shares of common stock and 20,722,098 shares of common stock issuable upon exercise of warrants with the initial filing of its Registration Statement on Form S-1 (Reg. No 333-164613). The initial filing fee paid in the amount of $2,421.71 was carried forward to Amendment No. 1 to Form S-1 Registration Statement, and an additional $194.76 was paid at the time of the filing of Amendment No. 1 in relation to the additional shares of common stock being registered for resale.

(5)           Includes 2,313,083 shares of common stock issuable upon exercise of warrants that were initially included on the Company’s Registration Statement on Form S-1 that are no longer being registered for resale.

Securities and Exchange Commission August 31, 2010 Page 3

Since the number of shares of common stock being registered for resale has not changed since the filing of Amendment No. 1 to Registration Statement on Form S-1, the Company has not included the above fee table in Amendment No. 2 to Registration Statement on Form S-1, as it is not required.

General

2.
We note your response to prior comment one from our letter dated March 1, 2010.  Please revise your disclosure under Principal and Selling Security Holders and Plan of Distribution to describe the material terms of each agreement by which the selling security holders acquired their shares and describe the terms of any conversion or exercise features of all convertible securities.  This should include the conversion or exercise price, reset features, and cashless exercise provisions.  Currently it is difficult to identify much of this information because you appear to rely on the exhibit itself for such disclosure.

The Company has revised its disclosure in the Principal and Selling Security Holder section to list the transactions through which each selling stockholder acquired their shares in the Company that are being registered for resale.  A description of the material terms of each of these transactions is included under the heading “Related Party Transactions” under the sub-headings “Merger Agreement”, “2007 Private Placement” and “2009 Private Placement” and a cross reference has been added to the Principal and Selling Security Holders section to note this.  In addition, additional information has been added in the Principal and Selling Security Holder section relating to the exercise price and cashless exercise provisions of warrants.  The Company respectfully submits that no additional disclosure is required in the Plan of Distribution section, as such disclosure would be redundant.

3.
With a view to disclosure, advise us of the events and circumstances that gave rise to the changes, as indicated in the fee table, in the number of common stock and common stock issuable upon exercise of warrants.  We may have further comment.

The changes to the number of shares being registered for resale on the Company’s Registration Statement on Form S-1 is illustrated in the following table:

Securities and Exchange Commission August 31, 2010 Page 4

CNS Response Inc.
Reconciliation of Shares being offered
	Total Shares being Registered for Resale	Common Stock Underlying Warrants Being Registered for Resale	Common Stock Being Registered for Resale

Shares being offered in S-1 originally filed February 1, 2010	65,317,536	20,722,098	44,595,438

Shares of common stock held by investors not included in the February filing:
Ann & RJ Vassiliou	367,608		367,608
NICALE Partners	367,608		367,608
Thomas W. Von Kuster Jr.	14,625	3,375	11,250
Thomas E. Brust & Susan Brust JT TEN	58,500	13,500	45,000

Additional shares being registered by investors included in the February filing:
Max A. Schneider, Inc.	3,375	3,375	-
Meyer Leon Proler	535,707		535,707

Shares that have had resale restrictions removed in compliance with Rule 144 since the February filing:
Crown Jewel Ventures, LLC	(131,807)		(131,807)
David J. Galey	(40,891)		(40,891)

Reduction of shares being registered for resale due to cashless exercise of warrants since February filing:
John Pappajohn	(612,423)	(2,333,333)	1,720,910

Shares being offered for resale on Amendment No. 2 to Form S-1 Registration Statement	65,879,838	18,409,015	47,470,823

Securities and Exchange Commission August 31, 2010 Page 5

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone me at 818-444-4514.

Sincerely, /s/ Jonathan Friedman Jonathan Friedman

cc:	George Carpenter
Paul Buck